General Components, Inc.
Suite 2021, 20/F, Two Pacific Place
88 Queensway
Hong Kong

January 8, 2007

Robert F. Telewicz Senior Staff Accountant Mail Stop 4561 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	General Components, Inc.
Form 10-KSB for the year ended December 31, 2005 (File No. 000-33483)

Dear Mr. Telewicz:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on December 21, 2006 (the “Comment Letter”). The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-KSB for the year ended December 31, 2005

Consolidated Statements of Operations, page F-3

1.
We note that your Statements of Operations include the line item ‘Net Sales’. Please explain to us the components which create the net effect on your reported sales. Additionally, tell us what consideration you have given to disclosing this information in your financial statements.

We respectfully advise the Staff that the line item ‘Net Sales’ in our Statements of Operations reflects sales revenue, net of revenue taxes and levies, which for sales in China includes a value-added tax of 17% for goods and a business tax of between 3% and 5.5%. In addition, any return of products from our customers is reflected as a deduction to the sales revenue line item. So as to provide an accurate value of the Company’s sales revenue and consistent with US GAAP, the ‘Net Sales’ line item on our Statements of Operations therefore deducts the amount of these taxes and product returns from our gross sales revenue. We intend to describe the components which create the net effect on our reported sales in the footnotes to our financial statements in future filings.

Note 1. Organization and Basis of Financial Statements, page F-6

Mr. Telewicz
January 8, 2007

2.
We note that the Company entered into a merger transaction in September 2004 that has been accounted for as a reverse merger. Please confirm for us that the historical financial statements are a continuation of the financial statements of the accounting acquirer, and not those of the accounting target and that the capital structure of the consolidated enterprise is now different from the historical financial statements of the accounting acquirer in earlier periods due to the recapitalization. Additionally, tell us what consideration you have given to disclosing the information in future filings.

We respectfully advise the Staff and confirm that the historical financial statements are a continuation of the financial statements of the accounting acquirer, and not those of the accounting target and that the capital structure of the consolidated enterprise is now different from the historical financial statements of the accounting acquirer in earlier periods due to the recapitalization. We plan to maintain the same disclosure in our future filings.

Exhibit 31.1 and Exhibit 31.2

3.	Please revise your filing to make the following corrections to your certifications filed as Exhibit 31.1 and Exhibit 31.2:

•
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

•	We note the use of the term “annual report” in paragraphs 2, 3, and 4(a) of your certification. Revise your certification to omit the word “annual”.

•
We note that you have omitted the phrase “or caused such disclosure controls and procedures to be designed under our supervision” from paragraph 4(a) of your certification. Revise your certification to include the exact wording as provided in Item 601(b)(31) of Regulation S-B.

•
We note in paragraph 4(c) of your certification that you have certified that all changes in internal control over financial reporting that occurred during the most recent fiscal year have been disclosed rather than the most recent fiscal quarter as required by Regulation S-B. Revise your certification to include the exact wording as provided in Item 601(b)(31) of Regulation S-B.

•
We note that you have omitted the phrase “and material weaknesses” from paragraph 5(a) of your certification. Revise your certification to include the exact wording as provided in Item 601(b)(31) of Regulation S-B.

We respectfully advise the Staff that the Company will amend the exhibits contained in documents it will be filing in the future with the Commission. However, the Company has recently undergone a change in control and management and it is not clear how the relevant, newly-appointed officers can make the appropriate certifications for fiscal periods prior to their appointment in any amended filing, particularly in light of the fact that the individuals were not in those positions at the relevant time and that the certifications are retroactive in their application. Similarly, of the individuals who were in those positions at the relevant time, one is no longer with the Company and the other is not currently the Chief Executive Officer of the Company and would therefore not be in a position to certify as such on the date any Form 10-K/A would be filed. In view of the nature of the modifications requested, the Company respectfully requests that the Staff reconsider the request that the Company file amended certifications in respect of the Form 10-KSB for the year ended December 31, 2005.

Mr. Telewicz
January 8, 2007

The Company hereby acknowledges that

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ MA Qing
MA Qing
Chief Financial Officer

CC:	Mitchell S. Nussbaum, Esq.